Filed by Visa Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Visa Inc.

Commission File No.: 001-33977

News Release

Visa Commences Exchange Offer for Class B-1 and Class B-2 Common Stock

SAN FRANCISCO – April 13, 2026 – Visa (NYSE: V) today commenced an Exchange Offer pursuant to which its Class B-1 and Class B-2 common stock may be exchanged for a combination of Visa’s Class B-3 common stock, Visa’s Class C common stock, which will be freely tradeable following temporary transfer restrictions, and, where applicable, cash consideration in lieu of fractional shares. This is the second Exchange Offer in a previously announced program that enables Visa to permit the release of transfer restrictions on portions of Visa’s Class B common stock.

The Exchange Offer will expire on May 8, 2026, at one minute after 11:59 p.m. New York City time unless extended or earlier terminated by Visa (the “Expiration Date”). Settlement of the shares will be made promptly following the Expiration Date.

Key Elements of the Exchange Offer

In exchange for each share of Class B-1 common stock validly tendered (and not withdrawn) and accepted by Visa, a participating Class B-1 stockholder will receive:

•	one quarter of a newly issued share of Class B-3 common stock that will be subject to the same restrictions on transfer and conversion that currently apply to Class B-1 common stock;

•

newly issued shares of Class C common stock in an amount equivalent to one half of a share of Class B-1 common stock and one quarter of a share of Class B-2 common stock, with such equivalence based on the respective amounts of Class A common stock into which Class B-1, Class B-2 and Class C common stock would be convertible as of the Expiration Date; and

•	any applicable cash consideration in lieu of fractional shares.

In exchange for each share of Class B-2 common stock validly tendered in the Class B-2 Exchange (and not withdrawn) and accepted by Visa, a participating Class B-2 stockholder will receive:

•	one half of a newly issued share of Class B-3 common stock that will be subject to the same restrictions on transfer and conversion that currently apply to Class B-2 common stock;

•

newly issued shares of Class C common stock in an amount equivalent to one half of a share of Class B-2 common stock, with such equivalence based on the respective amounts of Class A common stock into which Class B-2 and Class C common stock would be convertible as of the Expiration Date; and

•	any applicable cash consideration in lieu of fractional shares.

Based on current conversion rates, each share of Class B-1 common stock accepted for exchange will be exchanged for approximately 0.2877 shares of Class C common stock, and each share of Class B-2 common stock accepted for exchange will be exchanged for approximately 0.1884 shares of Class C common stock.

As a condition to participating in the Exchange Offer, each eligible Class B stockholder, together with any of its parent guarantors, must enter into a makewhole agreement. Under this agreement, the stockholder and its parent guarantors will agree to reimburse Visa in cash for certain future obligations related to U.S. covered litigation that, but for the stockholder’s participation in the Exchange Offer, would have otherwise been borne by such holder through its ownership of Class B common stock tendered in the Exchange Offer.

Visa’s Class B-1 and B-2 stockholders are not obligated to participate in the Exchange Offer, and no action is required by Class B-1 or B-2 stockholders who do not elect to participate.

The Exchange Offer is being made upon the terms and subject to the conditions set forth in the Prospectus to be filed with the SEC today.

About Visa

Visa (NYSE: V) is a world leader in digital payments, facilitating transactions between consumers, sellers, financial institutions and government entities across more than 200 countries and territories. Our mission is to connect the world through the most innovative, convenient, reliable and secure payments network, enabling individuals, businesses and economies to thrive. We believe that economies that include everyone everywhere, uplift everyone everywhere and see access as foundational to the future of money movement. Learn more at Visa.com.

Additional Information and Where to Find It

The Exchange Offer is being made solely by the Prospectus. The Prospectus will contain important information about the Exchange Offer, Visa and related matters, and Visa will cause the Prospectus to be delivered to Class B-1 and Class B-2 stockholders. CLASS B-1 AND CLASS B-2 STOCKHOLDERS ARE URGED TO READ THE PROSPECTUS, THE LETTER OF TRANSMITTAL AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Visa has engaged Equiniti Trust Company, LLC and Sodali & Co. to act respectively as exchange agent (the “Exchange Agent”) and information agent (the “Information Agent”) for the Exchange Offer. To obtain copies of the Prospectus, the Letter of Transmittal and other related documents, or for questions about the terms of the Exchange Offer or how to participate, you may contact the Information Agent at (800) 662-5200 (for stockholders) or (203) 658-9400 (for banks and brokers).

None of Visa, its directors, officers and employees, the Exchange Agent or the Information Agent, any of Visa’s financial advisors nor any of their respective directors or officers makes any recommendation as to whether Class B-1 or Class B-2 stockholders should participate in the Exchange Offer.

Visa will also file with the SEC a Schedule TO, which will contain important information about the Exchange Offer.

Class B-1 and Class B-2 stockholders may obtain copies of the Prospectus, the Registration Statement, the Schedule TO, the Letter of Transmittal and other related documents, and any other information that Visa files electronically with the SEC free of charge at the SEC’s website at www.sec.gov.

The Class B-1 and Class B-2 common stock is held predominantly by banks, bank holding companies, credit unions and other financial institutions or affiliates of financial institutions that may be subject to comprehensive federal or state regulation and regulatory supervision. Visa has not assessed, and can provide no assurance as to, the suitability of a Class B-1 or Class B-2 stockholder’s participation in the Exchange Offer, including the requirement to enter into and perform under a makewhole agreement, under the various regulatory regimes that may apply to any particular Class B-1 or Class B-2 stockholder or its parent guarantors. In addition, Visa understands that some current or former Class B-1 or Class B-2 stockholders have entered into swap or other derivative contracts or transactions with other current or former Class B-1 or Class B-2 stockholders concerning the Class B-1 or Class B-2 common stock. Visa is not a party to these contracts or transactions, and Visa cannot and will not advise on the effects the Exchange Offer, including obligations under a makewhole agreement, may have on any Class B-1 or Class B-2 stockholder’s rights or obligations under any such swap or other derivative contract or transaction. Each Class B-1 or Class B-2 stockholder considering whether to participate in the Exchange Offer is therefore urged to consult with its own legal and regulatory advisors.

Forward-Looking Statements

This communication contains forward-looking statements that relate to, among other things, the timing and consummation of the Exchange Offer. Forward-looking statements generally are identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “projects,” “outlook,” “could,” “should,” “will,” “continue” and other similar expressions. All statements other than statements of historical fact could be forward-looking statements, which speak only as of the date they are made, are not guarantees of future events and are subject to certain risks, uncertainties and other factors, many of which are beyond Visa’s control and are difficult to predict. Except as required by law, Visa does not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Exchange Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Investor Relations:

InvestorRelations@visa.com

Media Relations:

Press@visa.com

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